NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.
INTEROIL AGREES TO ADDITIONAL US$15 MILLION
PRIVATE PLACEMENT
     TORONTO — November 21, 2007 — InterOil Corporation (TSX:IOL) (AMEX:IOC) (POMSoX:IOC) announced today that it has entered into a definitive agreement for the private placement of US$15 million of convertible preferred shares with Merrill Lynch Commodities Inc.. The initial transaction involves the sale of 517,777 convertible preferred shares at a purchase price of US$28.97 per share, yielding net proceeds of US$14.25 million. The agreement provides that an additional US$15 million of convertible preferred shares may be sold to other institutional investors within 14 days of the initial sale.
     InterOil plans to use the net proceeds of this offering to conduct appraisal and development activities on the Elk / Antelope structures, including acceleration of these activities by contracting a second drilling rig, and for general corporate purposes.
     The preferred shares are entitled to a fixed cumulative dividend at the rate of 5% per annum, payable quarterly, commencing on December 31, 2007. The preferred shares are convertible at the investor’s option at any time without additional payment at a fixed conversion ratio of one common share for each preferred share, subject to certain adjustment provisions all set out in the company’s articles of amendment. In addition, the preferred shares are convertible at the same ratio at the company’s option at any time from the date when the daily volume weighted average price of the company’s common shares on the American Stock Exchange equals or exceeds US$36.94 per share for a period of at least ten consecutive trading days. The preferred shares and the underlying common shares are subject to registration by the company within 120 days of the closing date.
This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities being offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.
CAUTIONARY STATEMENTS
Statements in this press release may contain forward-looking information including expectations of future operations, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, access to credit facilities, income and oil taxes, regulatory changes and other components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the company. These risks include, but are not limited to, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to, operational risks in exploration, development and production, delays or changes in plans, risks associated to the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.
The TSX does not accept responsibility for the adequacy or accuracy of this release.

InterOil News Release